METROPOLITAN HEALTH NETWORKS, INC.

June 30, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Metropolitan Health Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
File No. 001-32361

Dear Mr. Rosenberg:

I, Michael M. Earley, Chief Executive Officer of Metropolitan Health Networks, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 17, 2010, addressed to me, with respect to the above-referenced filings (the “SEC Comment Letter”).

For your convenience, the numbered responses set forth below contain each of the Staff's comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 3 — Sale of HMO, page F-14

1.           Please tell us what accounting guidance you relied on in recording a $5.9 million gain on the sale of the HMO in 2008 and a $1.3 million gain in 2009 in light of your continuing involvement in the HMO via the IPA Agreement signed concurrent with the sale.

RESPONSE:  On June 27, 2008, we entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Humana, Inc. (“Humana”).  The Purchase Agreement provided for the sale to Humana of all of the stock of METCARE Health Plans, Inc. (“MHP”), our wholly owned subsidiary that operated our health maintenance organization (“the HMO”).  Prior to the Purchase Agreement, MHP had no preexisting relationship with Humana.

Concurrent with the sale of MHP, we were retained by Humana, through our Provider Service Network (“PSN”), to provide or coordinate the healthcare services to Humana’s customers in the counties served by the HMO on a per customer fee arrangement in accordance with the terms of an independent practice association participation agreement (“IPA Agreement”).  As Humana did not operate in these counties prior to its acquisition of MHP, substantially all of the customers to be served under the IPA Agreement at the time of acquisition were customers of the HMO.  The IPA Agreement was and is similar to the other longstanding agreements we have with Humana in other Florida markets.

As a result of the sale of MHP, Humana had to reapply for transfer of all State and federal licenses to operate the HMO and assumed all the risks and responsibilities of operating the HMO.  In addition, substantially all of the HMO’s third party provider agreements were assumed by Humana.  After the sale, negotiations of terms and conditions with third party providers such as hospitals, specialist-physicians, labs and other significant caregivers were under the control of Humana.  Humana also controlled the marketing, advertising, sales and enrollment process as well as the approval of care, adjudication of claim payments and payment of claims of the customers of MHP.

As the sales transaction occurred prior to the FASB’s Accounting Standards Codification, all references to accounting literature herein will use the names of the standards that existed at that time.

At the time of the sale, the primary authoritative guidance used by the Company was SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets.” We considered MHP to be a component of an entity as MHP was comprised of operations and cash flows that were clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as defined in SFAS No. 131), a reporting unit (as defined in SFAS No. 142), a subsidiary, or an asset group (i.e., the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities). Pursuant to SFAS No. 131, we had historically treated MHP as a reportable segment.

Paragraph 42 of SFAS No. 144 states that:

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

In evaluating whether or not we should account for the predisposition results of MHP and classify any gain or loss on disposition within discontinued operations, we also considered EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.”  Issue 1 of this EITF provides additional guidance in connection with Paragraph 42 of SFAS No. 144 as to how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity.

EITF 03-13 states:

“The Task Force reached a consensus on Issue 1 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component. If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation. Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation. The assessment as to whether continuing cash flows are direct cash flows should be based on management's expectations using the best information available.”

Based on this guidance, we concluded that the disposal of MHP should not be accounted for as a discontinued operation since the Company would be realizing direct cash flows from the disposed entity.  As we considered this guidance, we noted that this guidance does not preclude the recognition of a gain or loss on the sale of a disposed component with which a company will continue to do business, rather guidance as to whether the gain or loss should be accounted for as a discontinued operation.  Since the Company had concluded that the gain should not be accounted for as a discontinued operation, Issue 2 in EITF 03-13 was made moot.

The Company also considered then existing SAB Topic 5e, “Accounting for Divestiture of a Subsidiary or Other Business Operation.” SAB Topic 5E partially states:

Before recognizing any gain, Company X should identify all of the elements of the divesture arrangement and allocate the consideration exchanged to each of those elements.

Management believes that the guidance in SAB Topic 5e, which addresses a situation where gain recognition upon divestiture would clearly not be appropriate, is also useful in our evaluation of the appropriateness of gain recognition for the sale of MHP. As the facts and circumstances surrounding the sale of MHP were clearly different than the fact pattern outlined in the SAB (e.g. performance guarantees, etc.). We concluded that the guidance in SAB Topic 5e would not preclude the Company from recognizing a gain upon the sale of the HMO. However, based on the above guidance from SAB Topic 5e, management considered whether a portion of the proceeds from the sale of the HMO should be attributed to the IPA Agreement, which may have resulted in the deferral of a portion of the gain on sale.  As noted above, at the time of the sale of MHP, we had in place agreements with Humana to provide services similar to the services being provided under the IPA Agreement to Humana customers in other parts of the State of Florida.  The percentage of premium and other important terms and conditions negotiated with Humana for the IPA Agreement were based on the rates received from CMS for the area, the actual and anticipated medical costs and our projected ongoing costs of administering the IPA Agreement. These were the same factors that we considered in the negotiations of the terms of our other provider network agreements with Humana. The resulting principal terms of the IPA agreement were substantially similar to our other agreements with Humana.

The negotiations with Humana were at arms length.  The principal terms of the sale transaction, including price, were determined through negotiations with Humana’s Corporate Development group in Humana’s Louisville headquarters office. The IPA Agreement was negotiated with Humana’s Florida region management team.  Had we been unable to reach agreement on the terms of the IPA Agreement, we believe that Humana could have negotiated similar terms with organizations similar to ours to provide these services in the HMO’s service area.

The Company concluded upon completion of the negotiations of the IPA Agreement covering the former customers of MHP that the terms and conditions of the IPA Agreement were at fair market value, and as a result, it would not be appropriate to allocate any of the proceeds of the sale of the HMO to the IPA Agreement.

The Company also obtained a fairness opinion from an investment banking firm that the amount we received from this transaction, from a financial point of view, was fair, to the Company, of the consideration to be received in the proposed transaction.  The terms of the sale were the same  as those considered in the fairness opinion.

Therefore, considering the then existing accounting guidance, and the facts and circumstances surrounding the sale of the HMO and the signing of the IPA Agreement (as described above), we concluded that it was appropriate to recognize a gain on the sale of the HMO of $5.9 million during the year ended December 31, 2008. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009, additional gain on the sale of the HMO of $1.3 million was recognized during 2009 as a result of changes in the estimates made at the sale date of the final working capital settlement provided for in the agreement.

Note 7 — Investments, page F-15

2.           Please revise your disclosure to include a schedule of investments and the respective fair value measurements by major category.  Refer to ASC 820-10-50-2.

RESPONSE:  We have reviewed the disclosures required by ASC 820-10-50-2 and have identified below: (i) each disclosure requirement and (ii) where such disclosures, to the extent applicable, are addressed in the financial statements (the “Financial Statements”) included in the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).   We wish to note that the disclosures relating to our investments are in Note 2 as well as Note 7.

We do agree that disclosure could be improved if we provide a list of the types of investments held in our portfolio and will provide this information in future filings.

ASC 820-10-50-2 requires the reporting entity to disclose all of the following information for each interim and annual period separately for each major category of assets and liabilities:

ASC 820-10-50-2 Disclosure Item	Location of Disclosure in Form 10-K
The fair value measurements at the reporting date
In Note 2 to the Financial Statements, we state that all investments, consisting of U.S. Treasury Securities, municipal bonds and corporate debt are stated at fair  value.  Accordingly, the amounts in the balance sheet at December 31, 2009 reflect the closing price of the security.

The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using any of the following:

(a) Quoted prices in active markets for identical assets or liabilities (Level 1).

(b) Significant other observable inputs (Level 2).

 (c)  Significant unobservable inputs (Level 3).

In Note 2 to the Financial Statements, we state that all investments are Level 1 investments.

For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to any of the following:

(a) Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities).

(b) Purchases, sales, issuances, and settlements (net).

(c) Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs).

As noted above, all of our investments are Level 1 investments and, accordingly, this disclosure item is not applicable.  However, please note that the total gains or losses for the period are disclosed in Note 7 to Financial Statements and that purchases, sales, issuances and settlements (net) are included in the Consolidated Statements of Cash Flows.

The amount of the total gains or losses for the period in (c)(1) included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities)

This information is included in Note 7 to the Financial Statements.
The inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.	This disclosure item is not applicable.

Signatures, page 53

3.           We note that your Form 10-K does not appear to have been filed by an individual identified as your principal accounting officer or controller as required under Instruction D to Form 10-K.  If your principal accounting officer or controller has signed the Form 10-K, please confirm that you will indicate this additional capacity in the signature block of this individual in your future filings.  If your principal accounting officer or controller has not signed your Form 10-K, please amend your Form 10-K to provide this required signature.

RESPONSE:  Our Chief Financial Officer, who signed the Form 10-K, serves both as our principal financial officer and principal accounting officer.  In future filings, we will clarify in the signature block that he is signing in both such capacities.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed April 30, 2010

Risk Assessment of Compensation Policies and Practices, page 27

4.           We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

RESPONSE:  In January 2010, our Board of Directors and the Governance and Nominating Committee of the Board (the “Committee”) each met and discussed the new proxy disclosure rules applicable to our 2010 Form 10-K and proxy filings. In anticipation of the meetings, the Board and the Committee had reviewed a memorandum summarizing certain new rules and proposing an action plan for addressing each anticipated disclosure item. One of the proposed action items was for the Committee to review whether there were any material risks associated with our compensation policies and practices.  At various times between January 2010 and the date of our filing of the Form 10-K/A for the fiscal year ended December 31, 2009 (the “Form 10-K/A”), our management offered to the Board and the Committee its assessment that there were no perceived material risks associated with our compensation policies and practices.

In February 2010, the Compensation Committee of the Board (the “Compensation Committee”) met and discussed a wide range of compensation related issues, including discussions related to our various executive and employee long-term compensation plans, various forms of non-cash compensation and stock ownership guidelines.  A portion of the conversations revolved around how our long-term compensation plans, various forms of non-cash compensation and stock ownership guidelines are intended to align the interests of executives and employees with the long-term interests of our shareholders. In the course of discussing and approving a number of executive and employee compensation policies, the Compensation Committee did not identify any material risks associated with our compensation policies and practices.  Moreover, the Compensation Committee discussed how our long-term compensation plans, various forms of non-cash compensation and stock ownership guidelines were generally viewed as dampening various potential compensation related risks.  In April 2010, the Compensation Committee met again and discussed a wide range of compensation related issues.  In April 2010, the Board met to discuss and, ultimately, approve of the filing of the Form 10-K/A.

*****

In addition, the Company acknowledges that:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any comments or questions regarding the foregoing should be directed to me at (561) 805-8500. Thank you very much for your assistance with this matter.

Sincerely,

/s/ Michael M. Earley
Michael M. Earley